

November 4, 2013

Mr. Thomas B. Wagers, Sr.
Interim President and Chief Executive Officer
Atlantic Coast Financial Corporation
10151 Deerwood Park Boulevard
Building 200, Suite 100
Jacksonville, FL 32256

Re: **Atlantic Coast Financial Corporation**
Amendment Number 1 to Registration Statement on Form S-1
Filed October 17, 2013
File No. 333-190679

Dear Mr. Wagers:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1

Manage Non-Performing Assets, page 5

1. Please explain how the receipt of the proceeds of the offering will enable you to pursue the bulk sale of non-performing assets.

2. We note your response to comment 6 of our letter dated October 7, 2013 supporting your position that certain non-performing assets should not be classified as held-for-sale and carried at lower of cost or fair value in accordance with ASC 310-10-35-49 due to the fact that the execution of your strategy to bulk sell these assets is contingent on the completion of a successful offering and receipt of net proceeds from the offering. In order for us to more fully understand your position, and to provide more fulsome disclosure surrounding your business strategy and accounting for these loans, please tell us and revise your filing to:

- Provide a narrative describing a full timeline of significant business decisions with regard to the Company's capital position and the activities associated with selling these non-performing assets (i.e., management due diligence, indications of interest from third parties, etc.) from the point in time when the offering and sale of non-performing assets was the desired course of action.

- Explain in detail the underlying reasons (e.g., business, financial condition, regulatory, capital requirements, liquidity, etc.) that you would not sell these assets in the event you are unable to complete a successful offering. In addition to those factors referenced above, please also address how the current economic environment and related market conditions impact your decision on whether to classify these loans as held for sale or held for investment.

- Include a robust discussion of your contingency plan for managing these non-performing assets in the event you are unable to complete a successful offering again taking into consideration those factors noted above and any other relevant facts and circumstances. As part of your response, address whether you are economically compelled to sell these loans

- Explain in detail the ramifications of not completing the offering. For example, your disclosure on page 12 states that the OCC can institute "additional corrective actions" for undercapitalized institutions that could negatively impact your operations and performance. If known, please explain the nature of the potential corrective actions and clarify if these actions would compel you to complete a similar asset sale.

3. As a related matter, please revise your accounting policy disclosure to clarify whether these impaired loans are measured for impairment individually or in the aggregate under ASC 310-10-35-21 or under ASC 450. Additionally, please quantify the amount of non-performing loans to be sold in the bulk sale that are considered collateral dependent versus those that are measured based on cash flows. Lastly, please enhance your disclosure to provide additional color as to why the range of loss on disposition is anticipated to have such a large impact on operations. In preparing your response, tell us why you believe the costs / risks incorporated into this anticipated loss on bulk sale should not be incorporated in the current impairment valuation (ASC 310 or ASC 450) and provide supporting accounting guidance.

4. Please tell us, and revise your disclosure in your Form S-1 and all future filings, to clarify how you classify and account for your warehouse loans (i.e., held for investment or held for sale) along with the authoritative literature to support your position. In addition, please tell us how you classify these loans from a regulatory capital risk weighting perspective and whether there have been any changes in the risk weightings for the periods shown in your financial statements.

<u>Exhibits</u>

5. We acknowledge your response to comment 9 of our letter to you dated September 10, 2013. As we requested, please file all exhibits.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Babette Rosenbaum Cooper at (202) 551-3396 or Benjamin Phippen at (202) 551-3697 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan E. Gottlieb at (202) 551-3416 or me at (202) 551-3698 with any other questions.

Sincerely,

/s/Mark S. Webb

Mark S. Webb

Legal Branch Chief